Exhibit 3

This Form ATS-N amendment is an amendment to Exhibits 4 and 5. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	**Period**	**Value**
Average execution size in shares	~~FY 2018~~H1 2019	~~35~~34,000 shares
Average execution size in shares	~~H1~~Q1-Q3 2019	32,000 shares
Average execution size in principal value	~~FY 2018~~H1 2019	$1.~~6M~~5M
Total principal traded	FY 2018	$499B
Average daily principal traded	FY 2018	$1.99B
Average execution size in shares	FY 2018	35,000
Average execution size in principal value	FY 2018	$1.6M
Average NBBO spread for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	22.39 bps

Average spread savings for Negotiation ATS executions – small and mid-cap stocks	Q1 2019	11.20 bps

~~June~~September 2019 execution statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Sep-19	Negotiation	111,111,086	3,538	31,409	94.78%	95.05%	5,555,554	99.49%	15.54%	53.59%	30.87%	0.23%	99.77%	12.78

October 2019 execution statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Oct-19	Negotiat ion	121,983,045	3,817	31,958	94.97%	95.89%	5,303,611	99.52%	16.30%	51.94%	31.76%	0.18%	99.82%	12.36

November 2019 execution statistics

Platform Name	ADV* (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
Negotiation ATS	6,715,433	33,274	94.92%	5.02%	95.43%	2.97%	13.80%	56.98%	29.18%	99.52%	99.73%

July 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
Negotiation ATS	5,411,082	31,159	94.86%	5.08%	95.52%	2.98%	13.52%	48.35%	38.14%	99.40%	99.65%

August 2019 execution statistics

~~Platform Name~~	~~ADV (single-counted)~~	~~Average Trade Size~~	~~% ADV Block (Shares)~~		~~% ADV Block (Notional)~~		~~% ADV Market Cap Distribution~~			~~% Midpoint (Shares)~~	~~% Inside NBBO (Shares)~~
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
Negotiation ~~ATS~~	~~5,535,939~~4,931,348	32,~~016~~384	95.~~48~~47%	4.~~45~~47%	95.~~14~~34%	3.~~04~~43%	~~12.81~~18.65%	~~54.83~~51.47%	~~32.36~~29.85%	99.~~34~~47%	99.~~74~~64%

Negotiation ATS executions broken out by sector ~~(H1 and Q1 2019)~~

Sector	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
ADRs	Q3 2019	64%		44,000
Energy	Q1 2019	59%	42%	43,000
REITS	H1 2019	66%	49%	37,000
Health Care	H1 2019	62%	45%	33,000
Financials	H1 2019	66%	46%	25,000

Negotiation ATS executions broken out by market cap category ~~(H1 and Q1 2019)~~

Market cap category	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small Cap	H1 2019	82%	63%	
Small Cap	Q1 2019	83%	64%	28,000
Mid Cap	H1 2019	66%	48%	
Mid Cap	Q1 2019	66%	48%	30,000